News Release
TSX:RMX | NYSE AMEX:RBY December 21, 2010

Rubicon Commences Bulk Sample and Updates Delineation Drilling F2 Gold System, Phoenix Project, Red Lake, Ontario

-intercepts include 15.88 oz/t gold over 7.5 feet (544.5 g/t gold over 2.3 metres) and 1.55 oz/t gold over 36.1 feet (53.3 g/t gold over 11.0 metres)-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that bulk sampling has commenced within the core area of the F2 Gold System.  Delineation drilling is being carried out in the core part of the previously announced NI 43-101 4.0 million ounce inferred gold resource estimate grading 20.1 g/t gold (0.59 oz/t gold). The bulk sampling has been initiated on one of the newly identified sub-zones (the “WLB2 Zone”) within the F2 Core Zone area, approximately 300 metres below surface. The northeast-trending WLB2 Zone (Figure 1) has been successfully defined by 18 drill holes over a strike length of 55 metres and 20 metres vertically (the limit of current delineation drilling). Previous, wider spaced drilling in this area suggests a minimum depth potential of 230 metres which remains open both up and down dip.

Definition holes are at a nominal spacing of 7.5 metres and have a horizontal length-weighted average gold grade of 1.07 oz/ton gold over 6.6 feet (36.6 g/t gold over 2.0 metres) horizontal width (see Table 1 for additional assay results from the WLB2 zone). It is estimated that a bulk sample of approximately 1000 tonnes will be extracted from the WLB2 Zone from which grade reconciliation and metallurgical work will be completed during Q1, 2011.

A second, 1000 tonne bulk sample will be taken early in 2011 from one or more of the central area sub-zones currently being defined on the same level (Figure 1).  Based on observations from underground mapping and sampling, drilling, and advice from metallurgical consultants Soutex Ltd., bulk samples from separate zones are preferred to a single sample from one zone in order to allow an assessment of potential differences between individual zones. Metallurgical test work on this bulk sample will also be completed during Q1, 2011.

WLB2 area

In the 360 cross cut in the WLB2 Zone (Figure 1), systematic face sampling indicates an average grade in two separate rounds taken of 0.86 oz/ton gold (29.4 g/t gold) and 0.35 oz/ton (11.96 g/t gold) gold, respectively from face and wall panel samples covering an area of 7.3 metres in length x 3.0 metres in height (24 x 10 feet) each round. This area was cut by a previous delineation drill hole which graded 6.7 g/t gold over 6.3 metres including 17.4 g/t gold over 1.5 metres. The systematic face sampling represents a volumetrically more significant sample compared to the single drill hole in this area.

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Central area drilling

Definition drilling in this area is ongoing and is being extended to test for the presence of additional NW-trending (F2) zones within a NE trending (F1) mineralized corridor (Figure 1). Significant assays include drill hole D305-04-027 intercept 1.14 oz/t gold over 16.4 feet (39.1 g/t gold over 5.0 metres), drill hole D305-04-028 intercept 1.55 oz/t gold over 36.1 feet (53.3 g/t gold over 11.0 metres) and drill hole D305-05-023 intercept 15.88 oz/t gold over 7.5 feet (544.5 g/t gold over 2.3 metres). To date, multiple visible gold bearing zones have been identified that are oriented in both the F1 and F2 directions. A tabulated summary of results is presented in Table 2. When previous, wider spaced drilling is incorporated (see compilation plan map – Figure 1), mineralization in the central area can currently be inferred for approximately 300 metres vertically. Where delineation drilling has taken place, new sub-zones are being intersected where previously no holes were present or where only low grade gold was present. Future delineation drilling will test if this pattern repeats to depth.

“Although it is early days, we are encouraged that we are seeing more gold zones in the area of our drift and cross-cuts and also in our delineation drill holes than had been suggested by our initial wider spaced drilling. We are seeing clear evidence of at least two major structural trends both of which can host visible and high-grade gold. The zones we are defining are of similar dimensions to those documented from the Red Lake Mine and, based on drilling to date, they have good potential to continue to depth,” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  WLB2 Zone Delineation Drilling Assay Results

Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
D305-05-013*	304	17.0	1.8	0.50	5.9	1
	303	5.6	3.6	0.16	11.8	1
	303	26.5	1.0	0.77	3.3	1
D305-05-014*	302	669.1	0.8	19.52	2.6	1
D305-05-015*	303	5.2	4.1	0.15	13.4	1
D305-05-016*	295	568.9	2.5	16.59	8.2	1
Incl.	295	1406.8	1.0	41.03	3.3	1
D305-05-017*	304	6.7	6.3	0.20	20.7	1
Incl.	304	17.4	1.5	0.51	4.9	1
And Incl.	304	38.5	0.5	1.12	1.6	1
D305-05-018*	Anomalous
D305-05-019*	Anomalous
D305-05-020*	297	93.8	2.0	2.74	6.6	1
Incl.	297	183.0	1.0	5.34	3.3	1
D305-05-037	303	13.6	1.7	0.40	5.6	1
	302	8.7	1.5	0.25	4.9	1
D305-05-038	Anomalous
D305-05-039	300	9.8	5.5	0.29	18.0	1
Incl.	301	20.8	1.9	0.61	6.2	1
D305-05-040	Anomalous
D305-05-041	Anomalous
D305-05-042	302	78.6	0.5	2.29	1.6	1
D305-05-043	283	19.5	2.0	0.57	6.6	1
Incl.	282	39.5	1.0	1.15	3.3	1
D305-05-044	292	16.2	1.0	0.47	3.3	1
D305-05-045	293	7.8	2.0	0.23	6.6	1
Incl.	293	13.5	1.0	0.39	3.3	1
D305-05-046	293	5.1	4.0	0.15	13.1	1
	289	5.4	3.8	0.16	12.5	1
Incl.	288	14.1	0.9	0.41	3.0	1

*previously released results
Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold.

Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 2:  Central Area Delineation Drilling Assay Results
Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
D305-04-021	Anomalous
D305-04-023	Anomalous
D305-04-023	251	24.2	1.4	0.71	4.6	1
Incl.	251	36.3	0.9	1.06	3.0	1
D305-04-023	226	5.3	4.0	0.15	13.1	1
D305-04-024	248	14.8	2.0	0.43	6.6	1
Incl.	248	27.6	1.0	0.81	3.3	1
D305-04-024	242	178.0	0.7	5.19	2.3	1
	218	6.1	4.0	0.18	13.1	1
Incl.	217	18.3	1.0	0.53	3.3	1
D305-04-024	209	6.2	5.0	0.18	16.4	1
Incl.	210	16.3	1.0	0.48	3.3	1
D305-04-026	231	126.4	0.5	3.69	1.6	1
D305-04-027	103	39.1	5.0	1.14	16.4	1
Incl.	104	361.8	0.5	10.55	1.6	1
D305-04-028	326	53.3	11.0	1.55	36.1	1
Incl.	327	92.9	6.1	2.71	20.0	1
And Incl.	327	162.5	3.2	4.74	10.5	1
And Incl.	328	676.7	0.7	19.74	2.3	1
D305-04-029	Anomalous
D305-05-021	303	6.0	14.8	0.18	48.6	1
Incl.	303	16.3	1.8	0.48	5.9	1
	303	31.8	1.0	0.93	3.3	1
D305-05-022	295	5.1	4.5	0.15	14.8	1
Incl.	293	19.7	1.5	0.57	4.9	1
And Incl.	293	26.8	1.0	0.78	3.3	1
	293	11.4	2.9	0.33	9.5	1
D305-05-023	308	11.1	1.1	0.32	3.6	1
	309	5.0	14.0	0.15	45.9	1
Incl.	309	15.2	2.0	0.44	6.6	1
	311	5.0	2.2	0.15	7.2	1
	311	544.5	2.3	15.88	7.5	1
Incl.	311	1240.9	1.0	36.19	3.3	1
	312	20.8	4.0	0.61	13.1	1
Incl.	312	34.7	2.0	1.01	6.6	1
D305-05-024	303	5.3	5.0	0.15	16.4	1

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 2: Central Area Delineation Drilling Assay Results (continued)
Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
Incl.	303	13.1	1.5	0.38	4.9	1
	303	6.0	4.0	0.18	13.1	1
Incl.	303	19.5	1.0	0.57	3.3	1
D305-05-025	298	7.3	4.9	0.21	16.1	1
Incl.	298	39.5	0.7	1.15	2.3	1
D305-05-026	308	8.1	2.0	0.24	6.6	1
Incl.	308	13.9	1.0	0.41	3.3	1
	311	11.9	15.1	0.35	49.5	1
Incl.	311	56.7	3.0	1.65	9.8	1
D305-05-027	303	25.9	1.0	0.76	3.3	1
D305-05-028	296	10.1	1.0	0.29	3.3	1
	293	22.4	3.0	0.65	9.8	1
Incl.	293	41.8	1.5	1.22	4.9	1
D305-05-028	292	5.1	7.0	0.15	23.0	1
Incl.	292	11.3	2.0	0.33	6.6	1
D305-05-029	310	9.1	6.5	0.27	21.3	1
Incl.	310	29.4	1.5	0.86	4.9	1
	311	15.1	1.0	0.44	3.3	1
	313	28.6	6.1	0.83	20.0	1
Incl.	313	162.0	1.0	4.73	3.3	1
	315	74.8	3.0	2.18	9.8	1
Incl.	315	217.3	1.0	6.34	3.3	1
D305-05-030	Anomalous
D305-05-031	Anomalous
D305-05-032	Anomalous
D305-05-047	300	5.0	2.6	0.15	8.5	1

Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold.

Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1:  Plan Map of Central and WBL2 Areas of Drilling
(Results included for the 103 through 328 metre levels)

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Drill core assays were conducted on sawn NQ-sized half core sections. Delineation drilling intercepts represent horizontal thickness which at this time is interpreted to be true thickness. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays from underground are conducted on face samples that employ a panel sample technique. This technique marks out intervals on the face or walls defined by geological or mineralogical boundaries taking no more than a one metre square for any panel. All assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Drill work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project exploration Qualified Person under the definition of NI 43-101. Bulk sample and underground face panel sampling programs in this release were supervised by Eric Hinton, P.Eng, Project Manager for Rubicon and the operations Qualified Person under the definition of the NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-22   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.